Exhibit 99.1

GENFIT To Announce First Half-Year 2020 Financial Results and New Corporate Strategy on September 30, 2020

Lille, France; Cambridge, M.A.; September 22, 2020 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases, will announce its first half-year 2020 financial results and new corporate strategy following market close on Wednesday, September 30, 2020. The press release will be followed by two conference calls hosted by GENFIT management to discuss the results and new strategy:

Conference Call in English on September 30, 2020 at 4:30pm EDT / 22:30 CEST, and in French on October 1, 2020 at 1:30am EDT / 07:30am CEST

Both the English and French conference calls will be accessible on the investor page of our website, under the events section at https://ir.genfit.com/ or by calling 877-407-9167 (toll-free U.S. and Canada), 201-493-6754 (international) or 0 800 912 848 (France) five minutes prior to the start time (no passcode needed). A replay will be available shortly after the call.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT plans to initiate a Phase 3 clinical trial of elafibranor in patients with PBC. As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which, if approved, could enable easier identification of patients with at-risk NASH. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 200 employees. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

GENFIT CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press Relations | Tel: +3 33 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1